February 10, 2025

Michio Nagatsu
Chief Financial Officer
LEIFRAS Co., Ltd.
Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan

       Re: LEIFRAS Co., Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 5, 2025
           File No. 333-283712
Dear Michio Nagatsu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-14

1. We note in response to prior comment 4 you revised both your audited and unaudited financial statements. Please explain your consideration of the disclosure
       requirements in ASC 250-10-50-7 for the correction of an error. In addition, tell us what consideration your auditors gave to including an explanatory paragraph
       regarding the correction of such error and dual dating their opinion. Refer to
       paragraph 16 of PCAOB Auditing Standard (   AS   ) 2820 and paragraph
18(e) of AS
 February 10, 2025
Page 2

      3101. If you concluded the error was immaterial, please support conclusion with a materiality analysis using ASC 250-10-S99-1.
       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ying Li